HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                           September 30, 1996 and 1995



Note 6.  Investment in Real Estate

         At September 30, 1995 and 1994 there was no investment in real estate. The previous investment in real estate at September 30, 1992 consisted of Tanglefoot Apartments, a sixty unit apartment complex located in Bettendorf, Iowa. It was purchased during the year ended September 30, 1985, from Oak Helm Partners. The Company paid cash of $310,000 and mortgaged the balance of the purchase price. The mortgage was in the amount of $1,790,000. The contract is an eighteen year mortgage with an interest rate of 10%. The balance of the mortgage payable at September 30, 1996 is $991,555 and the mortgage holder is John Leefers. (Note 7)

         On March 1, 1993, Tanglefoot Apartment Complex was sold on contract to
         R. Dale Wiege. (See Note 4B). The sale price was $1,620,000 and resulted in a gain to the Company of $200,499 after accruing the sales commission of $81,000. (Note 8) The net book value of the apartment buildings and improvements at the date of sale was $1,338,501.